Exhibit 99.1

Acasti Pharma Presents CaPre Clinical Data at National Lipid Association Scientific Sessions

Laval, Québec, CANADA – May 18, 2017 – Acasti Pharma Inc. (NASDAQ:ACST – TSX-V:ACST) today announced the presentation of the CaPre® (omega-3 phospholipid) bridging study results at the up-coming National Lipid Association Scientific Sessions in Philadelphia. Jean-François Lapointe, Ph.D, director of clinical development at Acasti, will present “Phase 1, Single-Dose, Comparative Bioavailability Study of CaPre, a Novel Omega-3 Derived from Krill Oil and Lovaza® under Fasting and Fed Conditions,” on May 20, 2017 from 12:10-12:30 p.m. ET in the Franklin B room at the Philadelphia Marriot Downtown.

“The data highlights the preserved exposure and perhaps retained efficacy in patients taking CaPre in either the fasted state or with a low-fat diet, which is the physician recommended diet for patients with severe hypertriglyceridemia,” said Jean-François Lapointe, Ph.D., Acasti’s director of clinical development. “The results of the bioavailability study support advancing CaPre into Phase 3 clinical development in order to build the evidence that CaPre may provide patients with severe hypertriglyceridemia a therapeutic treatment alternative that has a more comprehensive and positive impact on the major lipids associated with cardiovascular disease.”
As previously reported, Acasti’s open-label, randomized, four-way, cross-over, bioavailability study compared CaPre given as a single dose of 4 grams in fasting and fed states with the approved hypertriglyceridemia drug LOVAZA (omega-3-acid ethyl esters) in 56 healthy volunteers. The study met its primary objective and demonstrated that the levels of omega-3 fatty acids eicosapentaenoic acid (EPA) and docosahexaenoic acid (DHA) following administration of CaPre did not exceed the levels following administration of LOVAZA in subjects who were fed a high-fat meal.  These results support the basis for claiming a comparable safety profile of the two products. Furthermore, among subjects in the fasting state, CaPre demonstrated better bioavailability than LOVAZA, as measured by blood levels of EPA and DHA. The bioavailability of CaPre is not significantly reduced when taken with a low-fat meal versus a high-fat meal. This could represent a significant clinical advantage for CaPre since the administration with a low-fat meal represents a more attractive regimen for patients with hypertriglyceridemia who follow a restricted diet.
Acasti has successfully completed two Phase 1 and two Phase 2 clinical trials with CaPre for the treatment of hypertriglyceridemia, and continues on track to initiate the Phase 3 program in late 2017.
About CaPre (omega-3 phospholipid)

Acasti’s prescription drug candidate, CaPre, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to treat severe hypertriglyceridemia, a metabolic condition that contributes to increased risk of cardiovascular disease and pancreatitis. Its omega-3s, principally EPA and DHA, are either “free” or bound to phospholipids that help them to be better absorbed into the body. This allows for enhanced bioavailability and EPA and DHA blood levels compared to the “esterified” fish-oil omega-3 options such as LOVAZA.

About Acasti Pharma

Acasti Pharma is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre (omega-3 phospholipid), for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one third of the U.S. population. The corporation’s strategy is to initially develop and commercialize CaPre for the three to four million patients in the U.S. with severe hypertriglyceridemia. Since its founding in 2008, Acasti Pharma has focused on addressing a critical market need for an effective, safe and well-absorbing omega-3 therapeutic that can make a positive impact on the major blood lipids associated with cardiovascular disease risk. For more information, visit www.acastipharma.com.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of the U.S. securities laws and Canadian securities laws, including, without limitation, statements with respect to the proposed initiation of the Phase 3 development program for CaPre and the timing of such development program. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Certain important assumptions by Acasti in making forward-looking statements include, but are not limited to, Acasti’s ability to obtain additional capital and financing as needed on favorable terms, Acasti’s ability to take advantage of business opportunities in the pharmaceutical industry and the receipt of strategic partner support, and Acasti’s estimate of the timeline and costs for its development programs not being affected by unforeseen events or circumstances. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Acasti’s latest Annual Information Form, which also forms part of Acasti’s latest annual report on Form 20-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Acasti’s website at acastipharma.com (the “AIF”). All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Acasti’s public securities filings with the Securities and Exchange Commission and the Canadian securities regulators. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors.”

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE: Acasti Pharma Inc.

Acasti Contact:
Jan D’Alvise
Chief Executive Officer 450-686-4555
info@acastipharma.com
www.acastipharma.com

Media & Investor Contact:
Jessica Dyas
Canale Communications 619-849-5385
jessica@canalecomm.com